

1934 Act Registration No. 1-14700


PROCESSED
NOV 0 1 2002
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
OCT 2 4 2002
WASH, D.C. 154 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

TSMC 2002 Third Quarter Report

Science-Based Industrial Park, Hsinchu, Taiwan, October 22, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (TSMC) today announced its financial results for the third quarter of 2002. Net sales for its third quarter reached NT$39,835 million, while net income totaled NT$3,160 million. Earnings per share were NT$0.16 based on the current 18,580,637 thousand weighted average outstanding shares.

For the nine months ended September 30, 2002, the Company's net sales were NT$119,807 million and net income reached NT$19,058 million. Earnings per share for the first nine months of 2002 were NT$1.01.

Compared to the third quarter of 2001, TSMC's net sales for the third quarter of 2002 grew 47.9%, while net income grew 155.5%. Earnings per share for the third quarter of 2002 increased 171.9% to NT$0.16 on a year-over-year basis.

TSMC spokesperson and senior vice president Mr. Harvey Chang noted that due to decreasing customer demand, wafer shipments for the third quarter of 2002 totaled 677,000 eight-inch equivalent wafers, a 6.0% decrease from the second quarter. The average utilization rate for the third quarter decreased to 79% from the second-quarter rate of 85%. Sales for the third quarter declined 9.8% from the second quarter, to NT$39,835 million. Net income decreased 66.1% in the same period.

Mr. Chang stated that TSMC revenue is expected to bottom-out in the next two quarters and annual revenues for 2003 is expected to represent double-digit growth over 2002 revenues. In addition, TSMC expects to see rapid growth in shipments from 0.13um technology, which could represent about 20% of TSMC's total revenue in 2003.

# # #

Table 1: TSMC's 2002 third quarter results

(Unit: NT$million, except for EPS)

	3Q'02 Amount*	3Q'01 Amount	YoY Change %	2Q'02 Amount	QoQ Change %
Net sales	39,835	26,940	47.9%	44,182	-9.8%
Gross profit	12,835	6,816	88.3%	16,423	-21.8%
Income from operations	8,367	1,942	330.8%	11,975	-30.1%
Income before tax	6,030	-200	-	10,986	-45.1%
Net income	3,160	1,237	155.5%	9,310	-66.1%
EPS(NT$)	**0.16****	**0.06*****	171.9%	0.49****	-66.9%

** 2002 third quarter figures have not been approved by Board of Directors*
*** Based on 18,580,637 thousand weighted average outstanding shares*
**** Based on 18,622,887 thousand weighted average outstanding shares*
*****Based on 18,580,637 thousand weighted average outstanding share*

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext. 2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

FOR IMMEDIATE RELEASE



3Q02 Quarterly Release October 22, 2002

CONTACT IN TAIWAN
Julie Chan / Eric Chiang/Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886-3567- 2664/ 2906/ 2282

CONTACT IN NEW YORK
Daniel Loh/Mami Ogawa
Director/Vice President
Thomson Financial Corp. Group
dan.loh@tfn.com/
mami.ogawa@tfn.com
212-807-5061/ 212-807-5075

Topics in This Release

Please visit TSMC's Web site (http://www.tsmc.com) for details about this and other announcements.

(Hsin-Chu, Taiwan, R.O.C., October 22, 2002)

Taiwan Semiconductor Manufacturing Company, Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC" or "the Company"), the world's largest dedicated semiconductor foundry company, today announced its unconsolidated results of operations for the quarter ended September 30, 2002. All figures were prepared in accordance with generally accepted accounting principles in Taiwan, which differ in some material respects from generally accepted accounting principles in the United States.

TSMC Announces 3Q02 Unconsolidated Results:

Revenues NT$39.835 Billion, Net Income NT$3.16 Billion
Fully Diluted EPS NT$0.16 (US$0.024 per ADS)

- Revenues declined 10% sequentially due to a 6% decrease in wafer shipments and a 4% decline in average selling price.
- Net income decreased 66% sequentially, principally reflecting the softer business environment.
- Fully diluted EPS declined 67% sequentially.
- Year-to-September revenues increased 29% versus the same period last year; Year-to-September net profit rose 91%.
- Financial indicators (cash flow generation, liquidity, debt service) remained healthy.

Management Commentary
- Harvey Chang, SVP & CFO:

"After four consecutive quarters of revenue and earnings growth, TSMC's 3Q02 results reflect a pause in the recovery track that began in mid-2001.

"In line with our expectations for the third quarter, net sales declined 10% to NT$39.835 billion. Our net income, however, declined 66% versus the prior quarter to NT$3.16 billion. Earnings per ordinary share totaled NT$0.16, or US$0.024 per ADR unit.

"Despite the overall lackluster business environment, we take comfort in the noticeable advances in our 0.13um technology development. We have witnessed significant improvements in yield and product quality compared with those observed in earlier periods.

"We are encouraged, therefore, by the growth in revenues from wafers made using our 0.13um technology. We shipped 3.2 times as many wafers made using our 0.13um technology this quarter as we did last quarter. We are confident that this rate of advance will continue into 4Q02, and we believe that the resulting high demand for 0.13um technology is likely to be sustained throughout next year.

"As a result, we remain quite hopeful that revenues from our 0.13um technology should represent about 20% of our overall company revenues in 2003."

Guidance & Forward-Looking Statements:

Based upon the current business outlook, guidance for 4Q02 and 2003 operational results is as follows:

- We expect TSMC revenues to bottom out in the next two quarters as we expect to see rapid growth from 0.13um technology products, which should represent about 20% of our total revenues in 2003.

- We expect to report positive after-tax results during this bottoming-out period.

- In the fourth quarter of 2002, we expect:

  - Wafer shipments to decline by a low-teen percentage rate on a sequential basis;
  - ASP to improve by a low single-digit percentage rate sequentially due to a better product mix;
  - An overall utilization rate in the low- to mid-50% range due to reduced wafer output on the back of a 6% higher capacity level sequentially;
  - Customer demand mix by product applications to remain similar to that in 3Q02.

- We expect renewed sequential quarterly growth starting from 2Q03. We expect our year 2003 revenues to represent double-digit growth over our year 2002 revenues. The principal recovery will be in communications, both wired and wireless, and some consumer sectors. The computer sector will show milder growth.

- We expect that CAPEX in 2002 will be about US$ 1.65 billion.

Safe Harbor Notice:

The statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC's current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC's foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC's ability to remain a technological leader in the semiconductor industry; TSMC's ability to manage expansion of its capacity; TSMC's ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC's actual results to differ materially from TSMC's forward-looking statements may be found in TSMC's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on May 9, 2002, and such other documents as the Company may file with, or submit to, the SEC from time to time.

Conference Call at 8 A.M. Eastern Time on October 22, 2002 (Tuesday)

Dial-in Access (listen only):

United States
1-303-262-2141

Other Locations
852-3002-1313

(Code: "TSMC")

Webcast Access:
http://www.tsmc.com

Conference Call & Webcast Notice:

- TSMC's quarterly review conference call will be held at 8 A.M. Eastern Time (8 P.M. Taiwan Time) on Tuesday, October 22, 2002.
- The conference call will also be Webcast live on the Internet.
- Investors wishing to access the live Webcast should visit TSMC's Web site at http://www.tsmc.com at least 15 minutes prior to the broadcast.
  Instructions will be provided on the Web site to facilitate the downloading and installation of necessary audio applications.
- Investors without Internet access may listen to the conference call by dialing 1-303-262-2141 in the U.S. and 852-3002-1313 in other locations (Security Code: TSMC).
- An archived version of the Webcast will be available on the TSMC Web site for six months following the Company's quarterly review conference call and Webcast.

Corporate Headquarters:
Taiwan Semiconductor Manufacturing Company, Ltd.
121, Park Avenue III,
Hsin-Chu Science-Based Industrial Park,
Hsin-Chu, Taiwan, R. O. C.
Tel: 886/3/578-0221
http://www.tsmc.com

TSMC Profile:

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and two joint-venture fabs (Vanguard and SSMC). TSMC's 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

###

FOR IMMEDIATE RELEASE



CONTACT IN TAIWAN
Julie Chan/ Eric Chiang/ Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886-3567- 2664/ 2906/ 2282

CONTACT IN NEW YORK
Daniel Loh/ Mami Ogawa
Director/Vice President
Thomson Financial Corp.Group
dan.loh@tfn.com/
mami.ogawa@tfn.com
212-807-5061/ 212-807-5075

Topics in This Report

3Q02	Quarterly Management Report October 22, 2002

Operation Results Review:

Summary:

(Amount in NT$ Bn except for EPS)	3Q02	2Q02	3Q01	Comparisons QoQ	YoY
EPS (NT$ per com. sh.)	0.16	0.49	0.06	(67%)	172%
(US$ per ADR unit)	0.024	0.072	0.008	(67%)	200%
Net Sales	39.84	44.18	26.94	(10%)	48%
Gross Profit	12.84	16.42	6.82	(22%)	88%
Operating Expenses	(4.47)	(4.45)	(4.87)	n.m.	(8%)
Non-op Exp. & Invest.	(2.34)	(0.99)	(2.14)	136%	9%
Net Income	3.16	9.31	1.24	(66%)	156%
Wafers Shipped (8"equiv.)	677K	719K	448K	(6%)	51%
Capacity Utilization	79%	85%	41%		

Remarks:

TSMC today announced EPS of NT$0.16 (US$0.024 per ADR unit) for the third quarter of 2002.

EPS figures in the latest quarter represent a 67% decline in net income compared with 2Q02.

Operational results in 3Q02 reflect:

Net sales of NT$39.835 billion, a decrease of 10% sequentially, due to a 6% decline in wafer shipments and a 4% decline in average selling price;

Gross profit of NT$12.835 billion, a 22% decline sequentially, primarily due to a shipment mix tilted towards less sophisticated (hence lower margin) products as well as to a lower overall capacity utilization rate;

Operating expenses of NT$4.468 billion, essentially unchanged sequentially, with slightly higher research and development expenditures being offset by slightly lower overall administrative overhead in line with reduced business volume;

A combined loss of NT$2.337 billion from net non-operating items and investment income/loss (up 136% sequentially) owing to operational losses from subsidiaries/affiliates such as Wafertech and Vanguard amidst market softness and, to a lesser extent, foreign exchange losses associated with hedging the US$/NT$ in a highly volatile environment; and

Net income of NT$3.16 billion, representing a sequential decline of 66%.

Table 1
Revenue Analyses (Incl. Outputs from Affiliates)

By Application	3Q02	2Q02	3Q01
Computer	36%	45%	49%
Communication	34%	26%	16%
Consumer	22%	23%	25%
Industrial / Others	5%	3%	4%
Memory	3%	3%	6%

By Technology	3Q02	2Q02	3Q01
$X \leq 0.13\ \mu$	5%	1%	-%
$0.13\ \mu < X \leq 0.15\ \mu$	20%	29%	15%
$0.15\ \mu < X \leq 0.18\ \mu$	23%	22%	24%
$0.18\ \mu < X \leq 0.25\ \mu$	27%	23%	31%
$0.25\mu < X \leq 0.35\ \mu$	13%	14%	16%
$X \geq 0.50\ \mu$	12%	11%	14%

By Customer Type	3Q02	2Q02	3Q01
Fabless	64%	73%	67%
IDM	35%	26%	32%
System	1%	1%	1%

By Geography	3Q02	2Q02	3Q01
North America	76%	79%	69%
Asia Pacific	13%	12%	16%
Europe	5%	3%	3%
Japan	6%	6%	12%


2000
US$
ASP Trend
1500
1000
500
1Q'97
3Q'97
1Q'98
3Q'98
1Q'99
3Q'99
1Q'00
3Q'00
1Q'01
3Q'01
1Q'02
3Q'02

Revenue Analyses:

Net sales decreased 10% sequentially to NT$39.835 billion. Communications applications continued to be the principal revenue drivers in the quarter. Revenues from computer applications, meanwhile, represented a considerably lower percentage of total revenue than in the previous two quarters (36% versus 45% and 56%, respectively).

Revenue mix in terms of technology shifted slightly towards mid-range geometries during the quarter, reflecting weaker demand from computer applications. As a result, revenues contributed by leading-edge technology applications (0.18um or more advanced) represented 48% of TSMC's total revenue versus 52% in 2Q02.

Revenue mix in terms of customer-type continued to shift towards the IDM (integrated device manufacturer) sector, a trend that became evident earlier this year. This shift is consistent with the recent announcements by prominent IDMs of their transition to an asset-light strategy.

In terms of geography, the revenue mix was little changed from the previous quarter.

Wafers manufactured by TSMC's affiliates contributed 9.7% (NT$3.87 billion) to net sales during the quarter versus 11.6% (NT$5.125 billion) in 2Q02.

Wafer shipments decreased by 6% to 677K units sequentially.

ASP Trend

Average selling price in U.S. dollars declined 4% versus the previous quarter due to softer demand for advanced geometry technologies.

ASP in NT dollars declined 5% due to strengthening of the NT dollar against the U.S. dollar (to NT$33.95/$, from NT$34.51/$) as well as the nominal ASP decline cited above.

Gross Margin Analysis

(Amount: NT$ Bn)	3Q02	2Q02	3Q01	Comparisons QoQ	Comparisons YoY
COGS	27.0	27.8	20.1	(3%)	34%
Depreciation	13.3	13.0	11.6	2%	15%
Other MFG Cost	13.7	14.8	8.5	(7%)	61%
Gross Profit	12.8	16.4	6.8	(22%)	88%
Gross Margin					
- TSMC+Aff	32%	37%	25%		
- TSMC alone	35%	42%	27%		


Utilization Rate Trend
%
120
100
80
60
40
20
0
107
105
70
44
41
50
67
85
79
Q3'00
Q4'00
Q1'01
Q2'01
Q3'01
Q4'01
Q1'02
Q2'02
Q3'02

Operating Expenses Analysis

(Amount: NT$ Bn)	3Q02	2Q02	3Q01	Comparisons QoQ	Comparisons YoY
Total Op. Exp.	4.5	4.4	4.9	n.m.	(8%)
Gen'l & Admin.	1.4	1.3	1.6	2%	(14%)
Selling & Mkting.	0.3	0.4	0.5	(29%)	(44%)
R & D	2.8	2.7	2.8	4%	2%

Non-Operating Items & Investment

(Amount: NT$ Bn)	3Q02	2Q02	3Q01	Comparisons QoQ	Comparisons YoY
Net Int. Inc./(Exp.)	(0.3)	(0.3)	(0.3)	(8%)	5%
Other Non-Ops.	(0.2)	0.1	0.1	n.m.	n.m.
Invest. Inc./(Loss)	(1.8)	(0.8)	(1.9)	131%	(5%)
• Wafertech*	(0.3)	0.2	(1.0)	n.m.	(69%)
• SSMC	(0.3)	(0.3)	(0.4)	(1%)	(20%)
• Vanguard	(0.3)	(0.2)	(0.7)	82%	(56%)
• Others	(0.9)	(0.5)	0.2	66%	n.m.

* Operation results only; does not include amortization of goodwill resulting from minority interest acquisition.

Gross Margin Analysis:

Gross profit declined sequentially to NT$12.835 billion due to a lower business level (reflecting 3Q02 shipment volumes, ASP, and forex rates) and an increase in depreciation expense related to the addition of new capacity. As a result, gross margin narrowed to 32% from 37% in 2Q02.

If wafers manufactured by TSMC affiliates were excluded, the gross margin from TSMC's manufacturing activities (on a stand-alone basis) would have been 35%, down from 42% in the previous quarter.

Utilization Rate Trend:

Capacity utilization of 79% in the latest quarter was lower than that in 2Q02 due to softer demand on the back of a higher capacity level (up 10.3% quarter-on-quarter).

While seemingly better than management's prior guidance of a "low-70% range utilization rate" for the quarter, it actually reflects a distinctively seasonal demand leading into the next quarter. Wafer shipments are expected to surge in early 4Q02, in anticipation of holiday season needs.

Operating Expenses:

Operating expenses were essentially unchanged sequentially as slightly higher R&D expenditures were offset by slightly lower overall administrative overhead. R&D growth reflected continued development activities such as low-K and 90nm technologies. General and administrative expense edged up due to Fab 14 start-up expenses. Lower selling and marketing expenses mainly reflected softer business activities.

Non-Operating Items & Investment:

Net non-operating items resulted in an aggregate loss of NT$2.4 billion, NT$1.4 billion worse than the previous quarter.

Investment losses accounted for NT$1.1 billion of the change, primarily reflecting weaker results by WaferTech amidst a soft market. To a lesser extent, they also reflect losses by the Company's "Investar" and "Emerging Alliance" investment funds due to recent stock market weakness. Foreign exchange losses associated with hedging the US$/NT$ in a highly volatile market place accounted for the remaining NT$0.3 billion.

Income Tax Review:

Income Tax Analysis

(Amount: NT$ Bn)		3Q02
Income before Invest. Income/(Loss) & Tax		7.8
Imputed 3Q02 Income Tax *	(1.4)	
Difference resulted from * Effective tax rate adjustment	(1.8)	
Provisional Income Tax	(3.2)	
Investment Tax Credit	0.3	
Income Tax, as reported		(2.9)

** Assuming effective tax rate 18%*

Income Tax Analysis:

TSMC's 3Q02 results were adversely affected by a disproportionately high income tax expense, despite the fact that the Company reported lower quarterly pretax income than in 2Q02. Higher income taxes in the latest quarter were primarily due to an additional provision of NT$1.8 billion to make up for the difference resulted from effective tax rate adjustment during 1H02.

The adjustment stems from Taiwan's complex tax rulings, under which there could be very different tax results under various scenarios.

TSMC is required to assess the income tax exposure of each of its fabs individually in determining its overall tax liability. Each fab, however, may be entitled to claim certain income tax exemptions based on the respective fab's particular capacity addition plan and its related incremental output.

Varying exemption allowances available to each of TSMC's fabs, compounded by the varying taxable results of each fab from time to time, render the Company's tax process a highly complex one.

TSMC provides its quarterly income taxes based on a hypothetical "effective tax rate" that reflects a set of business scenarios. As was the case in the latest quarter, TSMC adjusts that rate as the business developments lately require it to do so.

Financial Condition Review:

Liquidity Analysis

(Amount: NT$ Bn)	3Q02	2Q02	3Q01
Cash & Equiv.	64.5	66.4	30.7
Accounts Receivable	17.9	20.7	13.7
Inventories	13.3	11.7	7.4
Total Current Assets	100.4	106.4	54.1
Accounts Payable	32.3	31.5	23.1
Total Current Liabilities	41.3	40.5	23.1

Liquidity Analysis:

Liquidity remains a highlight of TSMC's financial strength. The Company's current ratio remained a highly liquid 2.4x as of 3Q02, slightly lower than 2.6x as of 2Q02. Net working capital (the excess of current assets over current liabilities) of NT$59.1 billion was NT$6.8 billion less than the previous quarter. The change includes a NT$2.4 billion reduction in the current portion of TSMC's deferred income tax asset (included in Other Current Assets) in connection with the tax provision this quarter; a NT$1.9 billion reduction in cash and equivalents largely due to investing activities; a NT$2.8 billion decline in receivables reflecting lower turnover this quarter; and a NT$1.6 billion increase in inventories in line with the wafer work necessary to meet a distinctively seasonal demand in early 4Q02.


Accounts Receivable/Inventory Days Trend
Day
Accounts Receivable
Inventory
80
70
60
50
40
30
20
10
0
3Q'00
4Q'00
1Q'01
2Q'01
3Q'01
4Q'01
1Q'02
2Q'02
3Q'02

Receivable/Inventory Days Trend:

TSMC's receivables and inventories remained around the same levels as those of the previous quarter. Receivables declined to the equivalent of 42 days revenue versus 45 days last quarter due to lower turnover. Inventories, meanwhile, increased to the equivalent of 45.3 days cost-of-goods sold compared with 43.3 days in the previous quarter due to the work necessary to meet the distinctively seasonal demand in 4Q02.

Debt Service

(Amount: NT$ Bn)	3Q02	2Q02	3Q01
Cash & Equiv.	64.5	66.4	30.7
S-T Credit Instr.	9.0	9.0	---
Bonds Payable	35.0	35.0	29.0
Total Debts	44.0	44.0	29.0
Net Cash Reserves	20.5	22.4	1.7

Debt Service:

TSMC remains an essentially debt-free company.

Net cash reserves (the excess of cash and equivalents over interest-bearing debt) decreased by NT$1.9 billion in 3Q02 versus the previous quarter. The change is attributable to cash outlays relating to the Company's capital expenditure activities.

TSMC's debt level remained unchanged at NT$44 billion.

Cash Flow Analysis

(Amount: NT$ Bn)	3Q02	2Q02	3Q01
Net Income	3.2	9.3	1.2
Deprec. & Amort.	14.6	14.0	12.3
Other OP Sources/(Uses)	6.8	1.4	0.8
Total OP Sources/(Uses)	24.6	24.8	14.3
Net Investing Sources/(Uses)	(21.4)	(15.8)	(22.2)
Net Financing Sources/(Uses)	(5.1)	(0.9)	(0.0)
Net Cash Position Changes	(1.9)	8.0	(7.9)

Summary Cash Flow Analysis:

During 3Q02, TSMC generated NT$24.6 billion in cash from operating activities.

Net cash used in investing activities totaled NT$21.4 billion. Acquisitions of fixed assets amounted to NT$19.6 billion, and further long-term investment of NT$1.7 billion was made.

TSMC ended this quarter with NT$1.9 billion less cash on hand than the previous quarter.


NT$M
Operating Cash Flow Trend
35,000
30,000
25,000
20,000
15,000
10,000
5,000
3Q'00
4Q'00
1Q'01
2Q'01
3Q'01
4Q'01
1Q'02
2Q'02
3Q'02

Operating Cash Flow Trend:

Operating cash flow maintained a healthy pace during 3Q02 despite a decline in profitability. Quarterly operating cash flow of NT$24.6 billion was on par with NT$24.8 billion in 2Q02.

The comparable sequential operating cash flow reflects an increase in the magnitude of non-cash charges during the quarter. Totaling NT$21.5 billion, these items exceeded those in 2Q02 by NT$6.0 billion, offsetting the NT$6.1 billion decline in net profit.

Capital Commitment and Capacity Highlights

- Estimated 2002 capital expenditure: approximately US$1.65 billion.
- Estimated 2002 Capacity (on the basis of 8-inch equivalent wafers):
  315K/monthly – as of June 2002
  338K/monthly – as of September 2002
  364K/monthly – as of December 2002

Capital Commitment and Capacity in 2002:

TSMC's capital expenditures in 2002 are likely to amount to US$1.65 billion in total.

TSMC remains fully committed to providing capacity that meets both the fabrication and technological needs of its customers. The Company intends, however, to manage changes in capacity in accordance with the strength of actual demand.

In view of current market conditions and projected 4Q02 capacity utilization, TSMC believes it adequate to maintain capacity at 364K eight-inch equivalent wafers per month as of year-end 2002.

Table 2
Capacity Managed by TSMC

Fab Unit/(wafer size)	Estimated Installed Capacity		
	Dec.	4Q02	Annual
Fab 2 (6")[1]	78	230	922
Fab 3 (8")	71	211	839
Fab 5 (8")	35	104	395
Fab 6 (8")	49	137	475
Fab 7 (8")	23	67	294
Fab 8 (8")	53	156	552
Fab12 (12")	5	14	46
WaferTech (8")	30	89	303
VIS (8")	41	119	352
SSMC (8")	8	23	61
Total Capacity (8" Equiv.)[2]	**364**	**1,067**	**3,891**

[1] 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78; 12"-wafer by multiplying by 2.25.
[2] Total installed capacity is expressed as 8"-equivalent wafers, in thousands of wafers.

A summary of TSMC's capacity plan for 2002, detailed by fabs, is shown in Table 2.

The Company has completed the building of Fab 14 (our second 300mm fab). This Fab has been fitted with cleanroom and support facilities and is nearly ready for equipment and tools to move in.

Further investment in Fab 14 is expected to resume as soon as justified by market demand. The same applies to the construction of Fab 12 (Phase II) and Fab 14 (Phase II).

With these infrastructure investments in place, TSMC expects to be responsive to, and fully prepared for, any potential industry recovery.

Recap of Important Events & Announcements:

- TSMC Sets New Record for Quality System Certification in IC Foundry Industry (09/24)
- TSMC Files Application for IC Fab Facility in Mainland China (09/09)
- TSMC Unveils the Foundry Industry's First Internet-Based Service for Design Document Retrieval (09/09)
- TSMC Board of Directors Approves Capital Appropriation for 90nm Copper Processes (08/06)
- TSMC Fab 12 Achieves AAA, ISO 14001 & OHSAS 18001 Certifications (07/30)

Attachment A

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED BALANCE SHEET

As of Sep 30, 2002 and 2001

(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	Sep 30, 2002			Sep 30, 2001		YoY	
ASSETS	**USD**	**NTD**	%	**NTD**	%	**Move**	Inc(Dec)%
Cash	1,848	64,516	17.1	30,658	9.2	33,858	110.4
Short Term Investment	0	0	0.0	0	0.0	0	-
Accounts Receivable	513	17,904	4.7	13,710	4.1	4,194	30.6
Inventories	382	13,321	3.5	7,395	2.2	5,926	80.1
Other Current Assets	134	4,662	1.2	2,347	0.7	2,315	98.6
Total Current Assets	2,875	100,405	26.6	54,111	16.2	46,294	85.6
Long Term Investment	1,041	36,349	9.6	33,950	10.2	2,398	7.1
Fixed Assets	11,321	395,310	104.7	348,348	104.4	46,963	13.5
Less Accumulated Depreciation	(5,092)	(177,805)	(47.1)	(128,770)	(38.6)	(49,035)	38.1
Net Fixed Assets	6,229	217,505	57.6	219,578	65.8	(2,072)	(0.9)
Other Assets	664	23,184	6.1	25,925	7.8	(2,741)	(10.6)
Total Assets	10,809	377,443	100.0	333,564	100.0	43,879	13.2
LIABILITIES							
Short Term Credit Instruments	258	9,000	2.4	0	0.0	9,000	-
Accounts Payable	926	32,347	8.6	23,073	6.9	9,274	40.2
Total Current Liabilities	1,184	41,347	11.0	23,073	6.9	18,274	79.2
Bonds Payable	1,002	35,000	9.3	29,000	8.7	6,000	20.7
Other Long Term Liabilities	214	7,488	2.0	9,324	2.8	(1,836)	(19.7)
Total Liabilities	2,401	83,835	22.2	61,397	18.4	22,438	36.5
SHAREHOLDERS' EQUITY							
Capital Stock	5,706	199,229	52.8	181,326	54.4	17,903	9.9
Capital Surplus	1,633	57,005	15.1	55,286	16.6	1,719	3.1
Legal Reserve	534	18,641	4.9	17,180	5.2	1,461	8.5
Retained Earnings	561	19,598	5.2	17,306	5.2	2,292	13.2
Treasury Stock	(55)	(1,915)	(0.5)	0	0.0	(1,915)	-
Unrealized loss on long-term investments	(2)	(69)	(0.0)	(168)	(0.1)	99	(58.9)
Cumulated Translation Adjustment	32	1,118	0.3	887	0.3	231	26.1
Total Equity	8,408	293,607	77.8	272,167	81.6	21,441	7.9
Total Liabilities & Shareholders' Equity	10,809	377,443	100.0	333,564	100.0	43,879	13.2

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$34.92 per U.S. dollar at the end of Sep, 2002

Attachment B

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended Sep 30, 2002 and 2001

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) [1]

Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison				
	3Q 2002		% of	3Q 2001	YoY	3Q 2002		% of	2Q 2002	QoQ
	USD	NTD	Sales	NTD	Inc(Dec) %	USD	NTD	Sales	NTD	Inc(Dec) %
Net Sales	1,173	39,835	100.0	26,940	47.9	1,173	39,835	100.0	44,182	(9.8)
Cost of Sales	(795)	(27,000)	(67.8)	(20,124)	34.2	(795)	(27,000)	(67.8)	(27,759)	(2.7)
Gross Profit	378	12,835	32.2	6,816	88.3	378	12,835	32.2	16,423	(21.8)
Operating Expenses										
General and Administrative Expenses	(40)	(1,358)	(3.4)	(1,584)	(14.3)	(40)	(1,358)	(3.4)	(1,332)	1.9
Selling and Marketing Expenses	(9)	(297)	(0.7)	(532)	(44.2)	(9)	(297)	(0.7)	(418)	(28.8)
Research and Development Expenses	(83)	(2,812)	(7.1)	(2,757)	2.0	(83)	(2,812)	(7.1)	(2,698)	4.2
Total Operating Expenses	(132)	(4,468)	(11.2)	(4,874)	(8.3)	(132)	(4,468)	(11.2)	(4,448)	0.5
Income from Operations	246	8,367	21.0	1,942	330.8	246	8,367	21.0	11,975	(30.1)
Net Non-operating Income (Expenses)	(15)	(516)	(1.3)	(216)	138.6	(15)	(516)	(1.3)	(202)	155.0
Investment Income (Loss)	(54)	(1,821)	(4.6)	(1,926)	(5.5)	(54)	(1,821)	(4.6)	(787)	131.5
Income before Income Tax	178	6,030	15.1	(200)	-	178	6,030	15.1	10,986	(45.1)
Income Tax Credit (Expenses)	(85)	(2,870)	(7.2)	1,437	-	(85)	(2,870)	(7.2)	(1,677)	71.2
Net Income	93	3,160	7.9	1,237	155.5	93	3,160	7.9	9,310	(66.1)
Diluted Earnings Per Ordinary Share [4]	0.005	0.16		0.06	171.9	0.005	0.16		0.49	(66.9)
Earnings Per ADR [2]	0.024	0.82		0.30		0.024	0.82		2.47	
Weighted Average Outstanding Shares ('M) [3]		18,581		18,623			18,581		18,581	

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.95 per U.S. dollar for the third quarter of 2002.

(2) 1 ADR equals 5 ordinary shares.

(3) Total weighted average outstanding shares were 18,580,637K in 3Q02 due to decline in treasuary stock for 42,250 thousand shares and 18,622,887 thousand shares due to tracing back (original 16,832,553K) in 3Q01; Total weighted average outstanding shares were 18,580,637K shares in 2Q02 due to decline in treasuary stocks for 42,250 thousand shares in 2Q'02.

(4) The dividend of preferred stock, NT$13,000 million at 3.5% of annual rate, was deducted before EPS calculation in 2002.

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

For the Nine Months Ended Sep 30, 2002 and 2001

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) [1]

Except for Per Share Amounts and Shares Outstanding)

	9 months ended Sep 30				
	2002 USD	NTD	% of Sales	2001 NTD	YoY Inc(Dec) %
Net Sales	3,472	119,807	100.0	92,758	29.2
Cost of Sales	(2,276)	(78,522)	(65.5)	(67,466)	16.4
Gross Profit	1,197	41,285	34.5	25,292	63.2
Operating Expenses					
General and Administrative Expenses	(111)	(3,838)	(3.2)	(4,339)	(11.5)
Selling and Marketing Expenses	(25)	(873)	(0.7)	(1,729)	(49.5)
Research and Development Expenses	(233)	(8,049)	(6.7)	(7,741)	4.0
Total Operating Expenses	(370)	(12,760)	(10.7)	(13,809)	(7.6)
Income from Operations	827	28,525	23.8	11,483	148.4
Net Non-operating Income (Expenses)	(27)	(936)	(0.8)	(441)	112.1
Investment Income (Loss)	(103)	(3,554)	(3.0)	(4,682)	(24.1)
Income before Income Tax	697	24,035	20.1	6,360	277.9
Income Tax Credit (Expenses)	(144)	(4,977)	(4.2)	3,609	-
Net Income	552	19,058	15.9	9,969	91.2
Diluted Earnings Per Ordinary Share [5]	0.03	1.01		0.52	
Earnings Per ADR [3]	0.15	5.04		2.59	
Weighted Average Outstanding Shares ('M) [4]		18,581		18,623	

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 34.5 per U.S. dollar for nine months of 2002.

(2) 1 ADR equals 5 ordinary shares.

(3) Total weighted average outstanding shares were 18,580,637K in 3Q02 due to decline in treasuary stock for 42,250 thousand shares and 18,622,8 due to tracing back (original 16,832,553K) in 3Q01; Total weighted average outstanding shares were 18,580,637K shares in 2Q02 due to decline for 42,250 thousand shares in 2Q'02.

(4) The dividend of preferred stock, NT$13,000 million at 3.5% of annual rate, was deducted before EPS calculation in 2002.

Attachment D



TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Nine Months Ended Sep 30, 2002 and 2001
(Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	9 MTHS 2002		9 MTHS 2001
	USD	NTD	NTD
Cash Flows from Operating Activities:			
Net Income	546	19,058	9,969
Depreciation & Amortization	1,190	41,541	35,899
Investment Loss Recognized by Equity Method	102	3,554	4,682
Loss(Gain) on sale of long-term investments	0	3	
Deferred Tax on Investment Tax Credit	142	4,968	(4,068)
Changes in Working Capital & Others	36	1,245	11,914
Net Cash Provided from Operating Activities	2,015	70,368	58,395
Cash Flows from Investing Activities:			
Acquisition of Fixed Assets	(1,048)	(36,581)	(57,955)
Proceeds from Disposal of Properties	13	444	291
Decrease in Deposit out	6	194	151
Increase in Long-Term Investments	(258)	(9,025)	(4,390)
Proceeds from Sales of Long-Term Stock Investments	0	1	145
Increase in Deferred Assets	(86)	(2,996)	(1,032)
Net Cash Used in Investing Activities	(1,374)	(47,963)	(62,790)
Cash Flows from Financing Activities:			
Increase in Bonds Payable	430	15,000	
Increase (Decrease) Current Portion of Long-Term Bank Loans			(50)
Decrease in Guarantee Deposits & Others	(163)	(5,703)	63
Cash Dividend - Preferred Shares	(13)	(455)	(41)
Bonus paid to Directors and Supervisors	(4)	(134)	(584)
Net Cash Used in Financing Activities	249	8,708	(612)
Net Increase (Decrease) in Cash and Cash Equivalents	891	31,113	(5,006)
Cash and Cash Equivalents at Beginning of Period	957	33,404	35,664
Cash and Cash Equivalents at End of Period	1,848	64,516	30,658

* Have been reviewed by TNS-external auditor.

Note : New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD34.92 per U.S. dollar, the same as Balance Sheet Exchange Rate .



2002 3rd Quarter Results

第三季法人說明會

Oct. 22nd, 2002

Empowering Innovation


tsmc

Agenda

• Welcome	
• 3Q'02 Financial Results (unconsolidated)	Harvey Chang
• Remarks	Morris Chang
• Q&A	Morris Chang et. al.

Empowering Innovation


tsmc

Safe Harbor Notice

- TSMC's statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in any forward-looking statement.

- Information as to those factors that could cause actual results to differ materially from those indicated by TSMC's forward-looking statements can be found in TSMC's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission on May 9, 2002.



3Q’02 Result Highlights

Amount:NT$Billion	3Q'02 Amount	2Q'02 Amount	3Q'01 Amount
Net Sales	**39.84**	44.18	26.94
Net Income	**3.16**	9.31	1.24
EPS (NT$)	**0.16**	0.49	0.06
Cash and Equivalent	**64.52**	66.39	30.66
Debt	**44.00**	44.00	29.00
Shareholders' Equity	**293.61**	289.16	272.17
Wafers Shipped (Kpcs)	**677**	719	448
Utilization (%)	**79%**	85%	41%



3Q'02 Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$Billion	3Q'02		3Q'01	
Net Sales	36.0	100%	24.6	100%
COGS	(23.3)	-65%	(17.9)	-73%
Gross Margin	12.6	35%	6.7	27%

	3Q'02		3Q'01		YOY
Amount:NT$Billion	Amount	%	Amount	%	%
Net Sales	39.84	100%	26.94	100%	48%
COGS	(27.00)	-68%	(20.12)	-75%	34%
Gross Profit	12.84	32%	6.82	25%	88%
Operating Expense	(4.47)	-11%	(4.87)	-18%	-8%
Operating Income	8.37	21%	1.94	7%	331%
Net Non-operating Income (Exp.	(0.52)	-1%	(0.22)	-1%	139%
Investment Income (Loss)	(1.82)	-5%	(1.93)	-7%	-5%
Income before Tax	6.03	15%	(0.20)	-1%	-
Income Tax Credit (Exp.)	(2.87)	-7%	1.44	5%	-
Net Income	3.16	8%	1.24	5%	155%
EPS (NT$)	0.16		0.06		

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tsmc

3Q'02 Balance Sheet & Cash Flow - YoY Comparison

Amount:NT$Billion	3Q'02		3Q'01		YOY
	Amount	%	Amount	%	%
Cash	64.5	17%	30.7	9%	110%
LT Debt	35.0	9%	29.0	9%	21%
Equity	293.6	78%	272.2	82%	8%
Total Assets	377.4	100%	333.6	100%	13%
Depreciation & Amort.	14.7		12.3		19%
Capital Expenditure	19.6		20.8		-6%
ROE	8.9%		5.0%		
ROA	7.7%		4.4%		



3Q'02 Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$Billion	3Q'02		2Q'02	
Net Sales	36.0	100%	39.1	100%
COGS	(23.3)	-65%	(22.8)	-58%
Gross Margin	12.6	35%	16.3	42%

	3Q'02		2Q'02		QOQ
Amount:NT$Billion	Amount	%	Amount	%	%
Net Sales	39.84	100%	44.18	100%	-10%
COGS	(27.00)	-68%	(27.76)	-63%	-3%
Gross Profit	12.84	32%	16.42	37%	-22%
Operating Expense	(4.47)	-11%	(4.45)	-10%	0%
Operating Income	8.37	21%	11.98	27%	-30%
Net Non-operating Income (Exp.)	(0.52)	-1%	(0.20)	0%	155%
Investment Income (Loss)	(1.82)	-5%	(0.79)	-2%	131%
Income before Tax	6.03	15%	10.99	25%	-45%
Income Tax Credit (Exp.)	(2.87)	-7%	(1.68)	-4%	71%
Net Income	3.16	8%	9.31	21%	-66%
EPS (NT$)	0.16		0.49		



3Q'02 Balance Sheet & Cash Flow - QoQ Comparison

Amount:NT$Billion	3Q'02		2Q'02		QOQ
	Amount	%	Amount	%	%
Cash	64.5	17%	66.4	18%	-3%
LT Debt	35.0	9%	35.0	9%	0%
Equity	293.6	78%	289.2	77%	2%
Total Assets	377.4	100%	375.0	100%	1%
Depreciation & Amort.	14.7		14.0		4%
Capital Expenditure	19.6		10.4		89%
ROE	8.9%		11.2%		
ROA	7.7%		9.5%		



Income Tax Analysis

Amount:NT$Billion		3Q'02
Income before Tax & L/T Investment		**7.8**
Imputed 3Q02 Income Tax*	(1.4)	
Difference resulted from effective tax rate adjustment*	(1.8)	
Provisional Income Tax	(3.2)	
Investment Tax Credit	0.3	
Income Tax, as reported		**(2.9)**

* Assuming effective tax rate 18%



Sales Breakdown by Technology

100%
75%
50%
25%
0%
1Q01: 1, 17, 34, 30, 18
2Q01: 4, 22, 39, 20, 15
3Q01: 15, 24, 31, 16, 14
4Q01: 21, 24, 29, 15, 11
1Q02: 30, 22, 25, 13, 9
2Q02: 29, 22, 23, 14, 11
3Q02: 20, 23, 27, 13, 12
0.13u-
0.15u
0.18u
0.25u
0.35u
0.50u+

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2	39.8

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Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
3
18
16
31
32
12
17
24
41
6
25
16
49
2
3
19
20
56
3
2
21
18
56
3
3
23
26
45
3
22
34
36
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
Sales
(NT$Bn)
39.5
26.3
26.9
33.1
35.8
44.2
39.8

Empowering Innovation



Sales Breakdown by Geography

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02
US	59	63	69	80	78	79	76
Asia	18	18	16	13	14	12	13
Europe	10	7	3	3	3	3	5
Japan	13	12	12	5	5	6	6
Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2	39.8

Note: This chart does not reflect the actual shipment destination of sales.



Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
0
36
64
0
37
63
1
32
67
1
28
71
1
21
78
1
26
73
1
35
64
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
Sales (NT$Bn)
39.5
26.3
26.9
33.1
35.8
44.2
39.8



Fab Utilization and ASP Trend

TSMC Group Out Utilization (%)**

Utilization (Bars)
ASP (Line)

ASP/8" Equiv.* (US$)

Left axis: 0, 20, 40, 60, 80, 100, 120
Right axis: 0, 1,000, 2,000

Year	Quarter	Utilization (%)
1997	Q1	97
1997	Q2	99
1997	Q3	103
1997	Q4	108
1998	Q1	102
1998	Q2	75
1998	Q3	58
1998	Q4	67
1999	Q1	87
1999	Q2	102
1999	Q3	92
1999	Q4	104
2000	Q1	108
2000	Q2	101
2000	Q3	107
2000	Q4	105
2001	Q1	70
2001	Q2	44
2001	Q3	41
2001	Q4	50
2002	Q1	67
2002	Q2	85
2002	Q3	79

* Average for all Wafers; ASP varies by technology and wafer size
** The utilization rates in 1999 and 2000 have been restated to include affiliates (WT, TASMC, WSMC, and VIS)



2002 Installed Capacity by FAB

FAB	Wafer Size	Dec.	4Q02	2002
Fab-2[2]	6"	78	230	922
Fab-3[1]	8"	71	211	839
Fab-5	8"	35	104	395
Fab-6	8"	49	137	475
Fab-7	8"	23	67	294
Fab-8	8"	53	156	552
Fab-12[2]	12"	5	14	46
Wafer Tech	8"	30	89	303
VIS	8"	41	119	352
SSMC	8"	8	23	61
Total Installed Capacity (Monthly 8" Equivalent Kpcs)		**364**	**1,067**	**3,891**

Note:
1. Fabs 3 and 4 were consolidated into a single fab during 1Q02.
2. 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78; 12"-wafer by multiplying by 2.25.



Recap of Major Events in 3Q02

- TSMC Sets New Record for Quality System Certification in IC Foundry Industry (09/24)
- TSMC Files Application for IC Fab Facility in Mainland China (09/09)
- TSMC Unveils the Foundry Industry's First Internet-Based Service for Design Document Retrieval (09/09)
- TSMC Board of Directors Approves Capital Appropriation for 90nm Copper Processes (08/06)
- TSMC Fab 12 Achieves AAA, ISO 14001 & OHSAS 18001 Certifications (07/30)



http://www.tsmc.com

invest@tsmc.com.tw


tsmc

4Q02 Guidance

- We expect TSMC revenue to bottom-out in the next two quarters as we expect to see rapid growth from 0.13um technology products, which should represent about 20% of our total revenues in Y2003.

- We expect to report positive after tax results during this bottoming-out period.

- In the fourth quarter of 2002, we expect:
  - Wafer shipments to decline by a low-teen percentage rate on a sequential basis;
  - ASP to improve by a low single-digit percentage rate sequentially due to a better product mix;
  - An overall utilization rate in the low- to mid- 50% range due to reduced wafer output on the back of a 6% higher capacity level sequentially;
  - Customer demand mix by product applications to remain similar to that in 3Q'02.

- We expect renewed sequential quarterly growth starting from 2Q'03. We expect our year 2003 revenues to represent double-digit growth over our year 2002 revenues. The principal recovery will be in communications, both wired and wireless, and some consumer sectors. The computer sector will show a milder growth.

- We expect that CAPEX in 2002 will be about US$ 1.65 billion.



Capacity Plan by Technology

0.13 um ■ 0.15 um ■ 0.18 um ■ 0.25 um ■ 0.35 um ■ 0.50 um+

100%

50%

0%

1996 1997 1998 1999 2000 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02(F)

➤ 0.18um and more advanced technology capacity amount to 38% of total by 2002 year-end, up from 26% a year ago.



2002 Installed Capacity by FAB

FAB	Wafer Size	Jun.	Sept.	Dec.	Dec. (Old)
Fab-2 [2]	6"	78	75	78	78
Fab-3 [1]	8"	68	67	71	71
Fab-5	8"	33	34	35	35
Fab-6	8"	37	44	49	53
Fab-7	8"	24	22	23	23
Fab-8	8"	41	51	53	63
Fab-12 [2]	12"	5	5	5	10
Wafer Tech	8"	27	29	30	30
VIS	8"	28	33	41	41
SSMC	8"	4	6	8	10
Total Installed Capacity (Monthly 8" Equivalent Kpcs)		**315**	**338**	**364**	**391**

Note:
1. Fabs 3 and 4 were consolidated into a single fab during 1Q02.
2. 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78; 12"-wafer by multiplying by 2.25.

Empowering Innovatio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 22, 2002

By 

Harvey Chang

Senior Vice President & Chief Financial Officer